COCA-COLA AMATIL

Postal Address:
GPO Box 145
Sydney NSW 2001
AUSTRALIA
Telephone: 612 9259 6387
Facsimile: 612 9259 6233

03037147

File Number: 82.2994

SEC MAIL RECEIVED PROCESSING
NOV 03 2003
WASH. D.C.

27 October 2003

United States Securities
and Exchange Commission
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549

PROCESSED
NOV 19 2003
THOMSON FINANCIAL

SUPPL

Dear Sirs

Enclosed herewith for your information pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934 is a copy of an announcement released today.

Yours faithfully

D.A. WYLIE
COMPANY SECRETARY

dw 11/7

COCA-COLA AMATIL LIMITED
ABN 26 004 139 397
71 Macquarie Street
Sydney NSW 2000
AUSTRALIA

Coca-Cola Amatil

Telephone: (61 2) 9259 6666
Facsimile: (61 2) 9259 6233

Company Announcements Office
Australian Stock Exchange Limited

COCA-COLA AMATIL REAFFIRMS 2003 FULL YEAR OUTLOOK

Sydney, 27 October 2003: Coca-Cola Amatil Limited (CCA) today reaffirmed that it *expects the 2003 full year net profit to be at the upper end of its 3-year growth target of* 10% to 15%, assuming no deterioration in trading conditions for the remainder of 2003. This will be CCA's third consecutive year of double-digit growth in net profit.

Speaking at a meeting of fund managers and analysts in Sydney, CCA's Managing Director Terry Davis said, "Australia[1] and Oceania are continuing to deliver outstanding results and these two regions are expected to achieve EBIT growth in 2003 full year of around 15% and in excess of 25%, respectively. This will result in another year of record EBIT margins for Australia and New Zealand."

"South Korea unfortunately has continued to experience difficult trading conditions due to the weak economy and poor consumer confidence, and this is having a significant adverse impact on results in that country. Market conditions are expected to remain difficult for the rest of the year and 2003 full year EBIT in South Korea is now expected to be in the range of $20 million to $25 million. CCA is continuing with restructuring initiatives in South Korea to reduce raw material costs and indirect expenses."

Mr Davis also commented that, "In Indonesia it is pleasing to see some signs of improvement in sales volumes in recent months despite continuing low consumer confidence."

"CCA is confident that for the 2003 full year the very strong profits in Australia and New Zealand, lower corporate costs and improvements in Indonesia will more than offset the lower EBIT from South Korea", he added.

The outstanding results from Australia and New Zealand are being generated by excellent marketing, placement of additional cold drink equipment, product and package innovation, continued growth in water and cost savings. In addition, the integration of Neverfail Springwater Limited[2] is on target and it is expected to generate approximately $10 million of EBIT for the half year ending 31 December 2003, on revenue of at least $30 million.

Free cash flow[3], before acquisitions and major asset sales, continues to be very strong and is expected to be at least $200 million for 2003 full year. As part of a continued focus

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[1] Does not include approximately $10m EBIT from Neverfail expected for the six months ending 31 December 2003
[2] Consolidation from July 2003
[3] Free cash flow is cash flow generated by the business which is available for return to shareholders and/or repayment of debt calculated as cash flow from operating activities less investment in infrastructure.

on capital management, CCA also expects to sell surplus land in South Korea, at above book value, within the next 3 to 6 months, with net proceeds of approximately $50 million.

Senior Executive Appointments

Mr David Westall has become Deputy Managing Director, South Korea, effective from 1 October 2003. In his previous role as CCA's Managing Director, New Zealand and Fiji, Mr Westall has achieved record results in New Zealand and Fiji and both these countries are expected to exceed their cost of capital this year. Mr Westall's excellent soft drink experience will further strengthen CCA's management team in South Korea.

Mr George Adams has been appointed Managing Director, New Zealand and Fiji and will join CCA from early December 2003. Mr Adams is currently the Finance Director for British Telecom Regions based in Ireland. Mr Adams will bring valuable experience to CCA's management team having also spent 10 years in the Coca-Cola System in Europe in a number of finance, IT and commercial roles.

A copy of the presentation slides used during the investor meeting will be posted on the Company's website, www.ccamatil.com, and a transcript of the Q&A sessions will also be made available shortly after the completion of the meeting.

Yours faithfully

D A Wylie
Secretary

ENDS

For further information, please contact:

Peter Steel	+61 2 9259 6553
Alec Wagstaff	+61 2 9259 6571